Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Host ESG Conference Call and Webcast
Vancouver, B.C. - Aug. 26, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("the Company”) will host a call to discuss the Company's approach and performance on environmental, social and governance ("ESG") matters on September 14, 2020 at 11:00 am ET (8:00 am PT). Senior members of the Company's management team will describe the key opportunities and challenges regarding its sustainability strategy, discuss the Company's 2019 Sustainability Report, and respond to questions from investors and analysts.
Responsible Investor Conference Call and Webcast: A Conversation on ESG

Date:	Monday, September 14, 2020
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 26-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1